
THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635

thunderenergy.com


06016123

August 11, 2006

SUPPL


RECEIVED
AUG 17 2006
203

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated August 11, 2006

Yours truly

Sheila Hearnden
Executive Assistant

dlw 8/22

82-34957

THUNDER ENERGY TRUST

NEWS RELEASE | **THY.UN**

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta August 11, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.16454 to 1.18169. This increase will be effective on August 15, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is an oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.